Filed pursuant to Rule 433

Registration Statement Nos. 333-183038

333-185462

April 9, 2013

United Mexican States

Final Terms and Conditions

2.75% Global Notes due 2023

Issuer:	United Mexican States

Transaction:	2.75% Global Notes due 2023 (the “2023 Notes”)

Issue Currency:	EUR

Issue Size:	€1,600,000,000

Ratings:	Baa1(stable)/BBB(positive)/BBB(stable) (Moody’s/Standard & Poor’s/Fitch)*

Maturity Date:	April 22, 2023

Pricing Date:	April 9, 2013

Settlement Date:

April 22, 2013 (T+9).

It is expected that delivery of the Notes will be made against payment therefor on the ninth day following the Pricing Date of the Notes (such settlement cycle being referred to herein as “T+9”). Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next business day will be required, by virtue of the fact that the Notes initially will settle in T+9, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the date of pricing or the next business day should consult their own advisors.

Coupon:	2.75%

Coupon Payment Frequency:	Annual

Issue price:	99.492% , plus accrued interest, if any, from April 22, 2013

Yield:	2.809%

Re-offer Spread over Mid-Swap:	+120bps

Reference Mid-Swap Rate:	1.609%

Re-offer Spread over Benchmark:	+154.1bps

Reference Benchmark:	Bund 1.5% due February 2023 (price: 102.13 and yield: 1.268%)

Interest Payment Dates:	April 22 of each year, commencing April 22, 2014 (subject to interest payment date convention disclosed in the pricing supplement)

Optional Redemption:	Make-Whole Call at German Government Bundesanleihe (Bund) +25bps (at any time, from time to time prior to maturity upon giving no less than 30 days’ nor more than 60 days’ notice)

Net Proceeds:	€1,588,672,000

Ranking:	Senior Unsecured

Governing Law:	New York law

Registration:	SEC Registered

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Day Count:	ACT/ACT

Underwriters Discount:	0.20%

Listing/Trading:	Application will be made to the Luxembourg Stock Exchange - Euro MTF Market Luxembourg

ISIN: Common Code:	XS0916766057 091676605

Joint Bookrunners /Allocation:	BNP Paribas (€533,300,000) Deutsche Bank AG, London Branch (€533,300,000) HSBC Bank plc (€533,400,000)

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

A prospectus supplement and prospectus of Mexico, each dated December 20, 2012, accompany this free-writing prospectus and are available from the Securities and Exchange Commission’s website at http://www.sec.gov/Archives/edgar/data/101368/000119312513146690/d479944d424b2.htm . A preliminary pricing supplement, subject to completion on April  9, 2013, for the 2023 Notes, is available from the Securities and Exchange Commission’s website at http://www.sec.gov/Archives/edgar/data/101368/000119312513146700/d518945d424b2.htm .

Mexico’s annual report on Form 18-K for the fiscal year ended December 31, 2011 is available from the Securities and Exchange Commission’s website at http://www.sec.gov/Archives/edgar/data/101368/000119312512437075/d429436d18k.htm; http://www.sec.gov/Archives/edgar/data/101368/000119312512437075/d429436dex99d.htm ; and http://www.sec.gov/Archives/edgar/data/101368/000119312512437075/d429436dex99e.htm.

Amendments to Mexico’s annual report on Form 18-K/A for the fiscal year ended December 31, 2011, including each of Mexico’s recent developments sections, is available from the Securities and Exchange Commission’s website at http://www.sec.gov/Archives/edgar/data/101368/000119312512510630/d457274d18ka.htm; and http://www.sec.gov/Archives/edgar/data/101368/000119312512510630/d457274dex1.htm ; for Amendment No. 1 filed with the Commission on December  20, 2012;

http://www.sec.gov/Archives/edgar/data/101368/000119312513004529/d463112d18ka.htm ; and

http://www.sec.gov/Archives/edgar/data/101368/000119312513004529/d463112dex1.htm ;

for Amendment No. 2 filed with the Commission on January 7, 2013; and

http://www.sec.gov/Archives/edgar/data/101368/000119312513146697/d518267d18ka.htm ; and http://www.sec.gov/Archives/edgar/data/101368/000119312513146697/d518267dex1.htm; for Amendment No. 4 filed with the Commission on April 9, 2013.

Supplemental Risk Factor Disclosure

The following risk factor supplements the information contained under “Risk Factors”, in the prospectus supplement, dated December 20, 2012, relating to the Notes.

Recent federal court decisions in New York create uncertainty regarding the meaning of ranking provisions and could potentially reduce or hinder the ability of sovereign issuers to restructure their debt

In ongoing litigation in federal courts in New York captioned NML Capital, Ltd. v. Republic of Argentina, the U.S. Court of Appeals for the Second Circuit has ruled that the ranking clause in bonds issued by Argentina prevents Argentina from making payments in respect of the bonds unless it makes pro rata payments on defaulted debt that ranks pari passu with the performing bonds. The judgment has been appealed.

We cannot predict when or in what form a final appellate decision will be granted. Depending on the scope of the final decision, a final decision that requires ratable payments could potentially hinder or impede future sovereign debt restructurings and distressed debt management unless sovereign issuers obtain the requisite bondholder consents pursuant to a collective action clause, if applicable, in their debt, such as the collective action clause contained in the Notes. See “Description of the Securities—Meetings, Amendments and Waivers” in the prospectus, dated December 20, 2012, relating to the Notes. Mexico cannot predict whether or in what manner the courts will resolve this dispute or how any such judgment will be applied or implemented.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas toll free at 1-800-854-5674, Deutsche Bank AG, London Branch toll free at 1-800-503-4611 or HSBC Bank plc toll free at 1-866-811-8049.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.